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                                                        DIY HOME WAREHOUSE, INC.
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CONTACT: CLIFFORD L. REYNOLDS,                 5811 Canal Road
PRESIDENT AND CHIEF EXECUTIVE OFFICER;         Valley View, Ohio  44125
ERIC I. GLASSMAN, CHIEF FINANCIAL OFFICER
DIY Home Warehouse, Inc.
Phone  216 328 5100
Fax 216 328 5134

PRESS RELEASE
                                                                    ITEM 7 - 1.2
                              ACQUISITION OF STOCK

     CLEVELAND, OHIO, NOVEMBER 25, 1998: D.I.Y. Home Warehouse, Inc. (Nasdaq
NNM: DIYH) announced that on November 11, 1998, it received an unsolicited offer from a brokerage firm on behalf of an existing shareholder to sell 357,800 shares of the Company's stock (the "Shares") at $9/16 ($0.563). At that time, due to the timing of the proposed transaction, the Company was unable to approve the purchase of such shares and the shares were acquired by Mr. Fred A. Erb, Chairman of the Board of Directors of the Company. On November 23, 1998, the Company accepted Mr. Erb's offer to sell the Shares to the Company at the price per share which Mr. Erb paid for them.

     The Company's decision to purchase the Shares was based on the Company's conclusion that the purchase would enhance shareholder value. The Company's lender approved the purchase of the Shares.

     The Company also announced that it has no present intention to acquire additional shares of its stock.



- For Release November 25, 1998